Jeffrey C. Newman

Sr. Vice President, Chief Financial

Officer, Secretary and Treasurer

608-252-7149

August 4, 2016

Via EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	MGE Energy, Inc. Madison Gas and Electric Company Forms 10-K for the Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File Nos. 0-49965 and 0-01125

Dear Mr. Thompson:

We are writing in response to your letter of July 25, 2016, which contained a comment regarding our Annual Report on Form 10-K for the year ended December 31, 2015.

For ease of reference, we have repeated the text of the comment below, followed by our response.

Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies

d. Legal Matters - MGE Energy and MGE, page 98

1.

We note your disclosure that you are involved in various legal matters, that you maintain accruals for such litigation that are probable and reasonably estimable and that the accruals are not material. Please tell us and disclose in future filings whether litigation losses are expected to have a material impact on income, financial position or cash flows and/or disclose the range of reasonably possible losses. Please refer to ASC 450-20-50-3 and 4.

Response:

The statements noted in the staff's comment refer to claims being defended and handled in the normal course of business. None of these items, either individually or in the aggregate, are expected to have a material effect on our consolidated results of operations, financial condition,

Mr. William H. Thompson

August 4, 2016

or cash flows. Unless that assessment changes, we will include the following statement in our discussion of these items in our future filings: "MGE does not expect the resolution of these matters to have a material adverse effect on its consolidated results of operations, financial condition, or cash flows."

* * * * *

We hereby acknowledge:

•

We are responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our response to the staff's comments or if you would like to discuss any other matters, please contact me at (608) 252-7149. If for any reason it would be useful to contact me by email, my address is jnewman@mge.com.

Sincerely, /s/ Jeffrey C. Newman Senior Vice President, Chief Financial Officer, Secretary and Treasurer